UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 20, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eagle Bancorp, Inc.

File No. 0-25923 - CF#28115

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Eagle Bancorp, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.1 and 10.2 to a Form 8-K filed on March 15, 2012. Exhibit 10.1 was refiled with reduced redactions in a Form 8-K filed April 27, 2012.

Based on representations by Eagle Bancorp, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 31, 2014
Exhibit 10.2	through March 15, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel